SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, December 6, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of November 2021, compared to the same period in 2020.

Highlights:

|	GOL’s total supply (ASK) increased 20.4%. Total seats increased 26.5% and the number of departures increased by 28.7%. GOL's total demand (RPK) increased by 17.1% and the load factor was 82.1%.
|	GOL’s domestic supply (ASK) increased 17.6% and demand (RPK) increased by 14.8%. GOL’s domestic load factor was 82.4%. The volume of departures increased by 27.4% and seats increased by 25.3%.
|	GOL’s international supply (ASK) was 61 million, the demand (RPK) was 43 million and international load factor was 70.2%, marking the re-initiation of GOL flights in international markets.

November/21 Preliminary Traffic Figures:

	Monthly Traffic Figures (¹)			Accumulated Traffic Figures(¹)			LTM Traffic Figures (¹)
Operating data *	Nov/21	Nov/20	% Var.	11M21	11M20	% Var.	LTM21	LTM20	% Var.
Total GOL
Departures	14,257	11,075	28.7%	116,072	109,773	5.7%	130,827	134,494	-2.7%
Seats (thousand)	2,468	1,950	26.5%	20,363	18,948	7.5%	22,978	23,309	-1.4%
ASK (million)	2,716	2,257	20.4%	23,472	22,017	6.6%	26,596	26,864	-1.0%
RPK (million)	2,231	1,905	17.1%	19,242	17,595	9.4%	21,773	21,569	0.9%
Load factor	82.1%	84.4%	-2.3 p.p	82.0%	79.9%	2.1 p.p	81.9%	80.3%	1.6 p.p
Pax on board (thousand)	1,997	1,605	24.4%	16,280	14,701	10.7%	18,355	18,220	0.7%
Domestic GOL
Departures	14,114	11,075	27.4%	115,929	105,381	10.0%	130,684	128,614	1.6%
Seats (thousand)	2,444	1,950	25.3%	20,363	18,197	11.9%	22,955	22,304	2.9%
ASK (million)	2,655	2,257	17.6%	23,410	20,233	15.7%	26,535	24,492	8.3%
RPK (million)	2,188	1,905	14.8%	19,199	16,305	17.7%	21,730	19,841	9.5%
Load factor	82.4%	84.4%	-2.0 p.p	82.0%	80.6%	1.4 p.p	81.9%	81.0%	0.9 p.p
Pax on board (thousand)	1,981	1,605	23.5%	16,264	14,207	14.5%	18,339	17,536	4.6%
International GOL
Departures	143	0	N.A.	143	4,392	-96.7%	143	5,880	-97.6%
Seats (thousand)	23	0	N.A.	23	751	-96.9%	23	1,004	-97.7%
ASK (million)	61	0	N.A.	61	1,784	-96.6%	61	2,372	-97.4%
RPK (million)	43	0	N.A.	43	1,290	-96.7%	43	1,729	-97.5%
Load factor	70.2%	0	N.A.	70.2%	72.3%	-2.1 p.p	70.2%	72.9%	-2.7 p.p
Pax on board (thousand)	15	0	N.A.	15	494	-96.9%	15	684	-97.8%
On-time Departures	86.4%	93.5%	-7.1 p.p	95.2%	94.4%	0.8 p.p	94.6%	93.7%	0.9 p.p
Flight Completion	99.7%	99.1%	0.5 p.p	98.8%	97.5%	1.3 p.p	98.9%	97.6%	1.2 p.p
Cargo Ton (thousand)	3.9	3.4	15.4%	36.9	36.7	0.6%	41.2	46.1	-10.5%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

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GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer